# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tidal Trust III, CIK 0001722388
CUSIP: 45259A878
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 234 West Florida Street, Suite 203, Milwaukee, Wisconsin (WI), 53204
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001999371-25-005512
Filed by CIK 0000062039

## Reporting persons
- Manning & Napier Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 820,908; shared voting power 0; sole dispositive power 820,908; shared dispositive power 0; aggregate amount beneficially owned 820,908 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Tidal Trust III
Address of issuer's principal executive offices: 234 West Florida Street, Suite 203, Milwaukee, WI 53204

## Item 2. Person Filing
Name of person filing: Manning & Napier Advisors, LLC
Address of principal business office or, if none, residence: 290 Woodcliff Drive, Fairport, NY 14450
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 820,908
Percent of class: 7.6
Sole power to vote or to direct the vote: 820,908
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 820,908
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Manning & Napier Advisors, LLC: /s/ Jessica Kushner, Jessica Kushner, Chief Compliance Officer (01/07/2026)